Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02028717

12 APR 30 AM 11: 38

SUPPL

12th April 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 12th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/VK/shares-repurchase/jmh2k20412a/p3]

www.jardines.com
Incorporated in Bermuda with limited liability



RNS Full Text Announcement



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:08 12 Apr 2002
RNS Number	4562U

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	12th April 2002
Total number of shares repurchased:	78,000 shares
Price paid per share:	US$5.80

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

12th April 2002

www.jardines.com

END

Company website


